EX-99.A9

Exhibit 24(b)(4)(h)
Guaranteed Minimum Death Benefit Endorsement (EA144)

ENDORSEMENT

This Endorsement is attached to and forms a part of the contract.

The Alternative Election By Beneficiary section of the Death Benefit Provisions is hereby deleted in its entirety and replaced with the following:

ALTERNATIVE ELECTION BY BENEFICIARY. If the sole Beneficiary is the spouse of the deceased Owner, then such Beneficiary may elect to keep the Contract in force. The Annuity Value as of the date we receive due proof of death will be adjusted to equal the death benefit proceeds as provided in the Death Benefit Provisions.

Any Beneficiary may elect, in lieu of a lump sum payment, one of the following payment options that provides for complete distribution of the death benefit proceeds and termination of this Contract:

1.     Within five years of the date of the Owner’s death; or

2.     Over the lifetime of the Beneficiary; or

3.     Over a period that does not exceed the life expectancy (as defined by the Internal Revenue Code and Regulations adopted under the Code) of the Beneficiary.

Multiple beneficiaries may choose individually among any of the three options.

For payment options (1) and (3), the annuity value as of the date we receive due proof of death will be adjusted to equal the death benefit proceeds and this Contract will remain in force as a deferred annuity until the end of the elected distribution period. For payment option (2), the Maturity Date will be changed to the date we receive due proof of death and the death benefit proceeds will be used to purchase periodic annuity payments under the Annuity Provisions of this Contract.

For elections made under payment options (1) and (3), we will:

a.	allow partial withdrawals and transfers of the Contract’s value among the Subaccounts or the Fixed Account;

b.	deduct the transfer fee from each transfer after the first 12 transfers during each Contract year;

c.	deduct the Annual Contract Charge each Contract year; and

d.	not permit payment of the death benefit proceeds under the Annuity Provisions of this Contract upon complete distribution.

Payment options (2) and (3) may be elected only if the Beneficiary is a natural person and payments start within one year of the deceased owner’s death.

If the Owner dies during the Accumulation Period and the Beneficiary, who is a natural person, is entitled to receive all or a portion of the death benefit proceeds but continues the Contract or elects payment options (1) or (3), We will reset the Death Benefit Provisions based upon the age of such Beneficiary.

This Endorsement is effective as of the Contract Date unless a different Effective Date is shown here.

Except as otherwise set forth above, this Endorsement is subject to the exclusions, definitions, and provisions of the Contract.